August 6, 2009

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC  20549

Re:	Reliv’ International, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2009
File No. 000-19932

Dear Mr. Rosenberg:

This letter is in response to your comment letter of July 22, 2009.  Our responses are in numerical order corresponding to the order of the comments in your letter.

Form 10-K for the year ended December 31, 2008

1.	General—We will correct the commission file number on the cover page of future filings with the commission.

2.
Intellectual Property, page 14—Our disclosure as filed lists all of the material patents that we have obtained or have the rights to use in our business.  The expiration dates of the patents that we have directly obtained are as follows:

Innergize!—November 2012
FibRestore—June 2014
Cellebrate—June 2015
ArthAffect—March 2018
ReversAge—May 2021

Regarding the license of the delivery system in the ReversAge skin care line, the patent on that process expires in April 2017.

We will expand our disclosure in future filings with the commission to include this information.

3.	Revenue Recognition, page F-10—Return policy disclosures:
•
The company’s return policy allows for distributors to return product only upon terminatation of his or her distributorship. Allowable returns are limited to saleable product which was purchased within twelve months of the termination for a refund of 90% of the purchase price less any distributor royalties and commissions received relating to the purchase of the returned products.

•
The refund is first applied to the distributor’s outstanding account balance, if any, with the remainder returned to the distributor by credit card or check, consistent with the original form of payment.  We do not allow purchased product to be exchanged.

•	The returned product is not available for resale.
•
We estimate and accrue a reserve for product returns based on the company’s return policy and historical experience.  We believe this to be appropriate accounting treatment under FASB Statement 48, Revenue Recognition When Right of Return Exists.  Paragraph 6 provides six factors, that if all met, allow for revenue to be recognized at the time of sale when a right of return exists.  We believe that all of the factors have been met.  In particular, we are able to reasonably estimate the amount of future returns.  Actual return experience has not differed significantly from amounts accrued as reserves.  For fiscal 2008, we reserved for returns at a rate of 0.9% of revenue and actual experience was 1.1%.  Based on this, we believe that returns are not material in comparison to our net sales.

Below is an example of a journal entry related to a product return:

-- Example JE of a product return --
Debit – Revenue (Sales Returns)	$100
Credit – Distributor Royalties & Commissions	$40
Credit – Cash (primary) or Accounts Receivable	$60

We will incorporate this information into our Revenue Recognition/Return policy disclosures in our future filings with the commission.

4.
Advertising, page F-11—Sales aids and promotional materials represent distributor kits, product brochures, and other sales and business development materials which are held for sale to distributors. Cost of the sales aids and promotional materials held for sale are capitalized as inventories and subsequently recorded to cost of goods sold upon recognition of revenue when sold to our independent distributors. All other advertising and promotional costs are expensed when incurred.

Based on sales of the materials to our distributors, we believe classification within inventory is appropriate pursuant to ARB 43: Restatement and Revision of Accounting Research Bulletins, Chapter 4, Inventory Pricing which states, “The term inventory is used herein to designate the aggregate of those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sale.”  Our sales aids and promotional materials meet (1) above.  Also, these goods are sold at a markup, further evidencing their appropriate characterization as inventory.  We will revise our disclosure in future filings with the commission to make it clear that the sales aids and promotional materials are inventory held for sale.

5.	Exhibits 31.1 and 31.2—We will remove the title of the certifying individual at the beginning of future filings as requested.

Definitive Proxy Statement filed on April 8, 2009

6.	Annual Cash Incentive Compensation, page 12—

•
The Incentive Compensation Plan adopted by the Board of Directors of the company effective January 1, 2007 provides for profit-based annual incentive compensation to be allocated and paid to executive and managerial employees of the company for the purposes of (i) rewarding key individuals who influence the profitability of the company and (ii) providing an incentive opportunity, based on profitability, to enable the company to attract, motivate and retain executives.  (Report on Form 8-K, filed May 31, 2007, Exhibit 10.1)  Under the Plan, the Compensation Committee is to designate each year the executives who will participate in Pool I of the Plan and the percentage participation of each participant of the total incentive compensation award.

•
With respect to the Chief Executive Officer, the Compensation Committee determined his percentage participation based upon a review of his prior participation levels, his individual performance, the performance of the company, the significance and effect of his role and responsibilities and an assessment of his influence on the profitability and prospects of the company.

•
With respect to each of the other Named Executive Officers, the Compensation Committee determined the level of participation of each in Pool I of the Incentive Compensation Plan by consideration of the recommendation of the Chief Executive Officer and the Chief Operating Officer and by taking into account the significance and effect of the role and responsibilities of each in terms of the profitability of the company, prior participation levels, performance of the company, and the individual performance of each in the preceding year.

•
The Compensation Committee did not apply specific corporate or individual targets, goals or objectives in determining the participation levels of the Named Executive Officers in the Incentive Compensation Plan.  The amount of incentive compensation paid to all participants varies directly with the operating profits of the company since all payments under the Plan are based on operating income.  Under the Plan, no benefits are payable with respect to any quarter in which the operating income is less than $500,000.

•
The participation level of each participant in Pool I of the Incentive Compensation Plan is expressed as a percentage.  The aggregate amount of incentive compensation paid pursuant to the Incentive Compensation Plan for 2008 was 16% of net operating income, as defined in the Plan.  The annual cash incentive awarded to each Pool I participant was such participant’s percentage of the aggregate amount of incentive compensation paid under the Plan.  The percentage amount of participation of each of the Named Executive Officers for 2008 was:

Robert L. Montgomery	21%
Carl W. Hastings	6%
R. Scott Montgomery	10%
Ryan A. Montgomery	9%
Steven D. Albright	7%

7.	Payments Upon a Termination or Change in Control, page 19—Based on the current annual salaries for the named executives in question, the potential severance payments to each are as follows:

R. Scott Montgomery	$97,500
Ryan A. Montgomery	$80,000
Steven D. Albright	$90,000

These severance payments are payable in equal installments over a 12-month period.

With respect to items 6 and 7 above, we will expand our disclosures in future proxy statements to include this information.

In connection with this response to your comment letter, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe our response answers all of your comments in a satisfactory manner.  Please contact us if you require further explanation of any of our responses.

Sincerely,

/s/  Steven D. Albright
Steven D. Albright
Vice President and Chief Financial Officer
Reliv’ International, Inc.